BB

11020022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIO.
Washington, D.C. 20549

OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response...... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 68186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The PrinceRidge Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 Fifth Avenue, 19th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Coad (646)792-5607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

345 Park Ave (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

* KW 3/15

KH 3/31

OATH OR AFFIRMATION

I, Brian Coad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The PrinceRidge Group LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

CFO

Title

Notary Public

CLAUDETTE S. LALOR
Notary Public, State of New York
Qualified in King County
Reg. No. 01LA6197202
My Commission Expires Nov. 24, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

THE PRINCERIDGE GROUP LLC

(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Statement of Financial Condition

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Managers
The PrinceRidge Group LLC:

We have audited the accompanying statement of financial condition of The PrinceRidge Group LLC, (the Company), a wholly-owned limited liability company of PrinceRidge Holdings LP, as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of The PrinceRidge Group LLC as of December 31, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2011

THE PRINCERIDGE GROUP LLC
(A Wholly-Owned Limited Liability Company of
PrinceRidge Holdings LP)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	1,485,774
Financial instruments owned, at fair value		20,001,092
Receivable from clearing broker		7,916,723
Investment banking fees receivable (net of allowances $27,117)		150,501
Other assets		924,304
Total assets	$	30,478,394
Liabilities and Member's Equity		
Financial instruments sold, not yet purchased, at fair value	$	13,729,152
Accrued expenses and other liabilities		3,573,034
Due to Parent		1,258,476
Total liabilities		18,560,662
Total member's equity		11,917,732
Total liabilities and member's equity	$	30,478,394

See accompanying notes to statement of financial condition.

(1) Organization

The PrinceRidge Group LLC (the Company) is a wholly-owned limited liability company of PrinceRidge Holdings LP (the Parent). The Company was formed on December 5, 2008 under the Delaware Limited Liability Company Act and both the Company and the Parent subsequently changed their names on June 29, 2009 from VinsonForbes & Co. LLC and VinsonForbes Group LP, respectively. On June 18, 2009, the Company became a member of the Financial Industry Regulatory Authority (FINRA) and other various exchanges and received approval to operate as a broker-dealer registered with the Securities and Exchange Commission (SEC). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

As a registered broker-dealer, the Company commenced operations on July 1, 2009 and operates an institutional broker-dealer and investment banking business. The Company's customers are predominately institutional investors including brokers and dealers, commercial banks, asset managers, hedge funds and other financial institutions. The Company has a clearing agreement with Pershing LLC whereby all securities transactions are cleared on a fully disclosed basis. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Although these, and other, estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

In the normal course of business, the Company's operations may include transactions conducted with affiliated entities. Such transactions are governed by service agreements between the Company and its affiliates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents as short-term interest-earning deposits with original maturities of three months or less that are not held for sale in the ordinary course of business.

The Company maintains deposits in federally insured financial institutions in excess of federally insured (FDIC) limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institution in which those deposits are held.

(c) Fair Value of Financial Instruments

The Company accounts for financial instruments that are being measured and reported on a fair value basis in accordance with Financial Accounting Standards Board (FASB) Accounting Standards

Codification (ASC) 820, *Fair Value Measurements and Disclosures*. ASC 820 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an ordinary transaction between current market participants at the measurement date".

FASB ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under FASB ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing methods. Among the factors considered by the Company in determining the fair value of financial instruments for which there is no current quoted market prices are credit spreads, the terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar duration and yield, assessing the underlying investments, market-based information, such as comparable company transactions, performance multiples and changes in market outlook as well as other measurements. Financial instruments owned and financial instruments sold, not yet purchased are stated at fair value, with related changes in unrealized appreciation or depreciation reflected in principal transactions, net in the accompanying statement of financial condition. See note 3 of the Notes to the statement of financial condition for additional discussion of ASC 820.

(d) Receivables and Payables from Clearing Broker

Receivables from clearing broker include deposits and free credit balances with the Company's clearing broker, proceeds from securities sold, including financial instruments sold not yet purchased, and payables to clearing broker include margin loans. Proceeds related to financial instruments sold, not yet purchased may be restricted until the securities are purchased.

(e) Foreign Currency Translation

Assets and liabilities denominated in non-U.S. currencies are translated into U.S. dollar equivalents using year-end spot foreign exchange rates.

(f) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company is not required to provide for income taxes under FASB Accounting Standards Codification (ASC) 740, *Income Taxes*. The Company's taxable income becomes taxable to the respective partners of the Parent. However, certain aspects of the Company's business are subject to local taxes such as the New York City unincorporated business tax (UBT).

(g) Recently Adopted Accounting Standards

In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, which updates the guidance in ASC 820, *Fair Value Measurements and Disclosures*. The ASU requires new disclosures including significant transfers in and out of Level 1 and Level 2 fair value measurements and a reconciliation of Level 3 fair value measurements including purchases, sales, issuances and settlements on a gross basis. The ASU also amends ASC Subtopic 820-10 to clarify certain existing disclosures regarding the level of disaggregation at which fair value measurements are provided for each class of assets and liabilities (instead of major category) and disclosures about inputs and valuation techniques used to measure fair value for both recurring and non-recurring fair value measurements that fall in either Level 2 or Level 3. The majority of the provisions of this update, including those applicable to the Company, were effective for annual or interim periods beginning after December 15, 2009, with the remainder being effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of the guidance effective in 2010 did not have a material impact on the Company's disclosures nor does the Company expect the adoption of the remaining guidance in the first quarter of 2011 to impact its disclosures.

(Continued)

(3) Financial Instruments

The following table sets forth by level within the fair value hierarchy the Company's "financial instruments owned, at fair value," and "financial instruments sold, but not yet purchased, at fair value" as of December 31, 2010. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Level 1	Level 2	Level 3	Total
Assets:					
Cash equivalents	$	—	—	—	—
Financial instruments owned, at fair value:					
Corporate debt		—	16,064,066	—	16,064,066
Equities		2,106	43,335	—	45,441
Government securities		1,976,064	—	—	1,976,064
Municipal securities		—	918,532	—	918,532
Mortgage-backed securities		—	996,989	—	996,989
Total financial instruments owned		1,978,170	18,022,922	—	20,001,092
Total assets at fair value	$	1,978,170	18,022,922	—	20,001,092
Liabilities:					
Financial instruments sold, but not yet purchased at fair value:					
Corporate debt	$	—	12,042,782	—	12,042,782
Government securities		1,686,370	—	—	1,686,370
Total liabilities at fair value	$	1,686,370	12,042,782	—	13,729,152

There have not been any significant transfers between level 1 and level 2 of the fair value hierarchy during the year ended December 31, 2010.

(4) Receivable from Clearing Broker

Securities transactions are recorded on a trade date basis. The receivable and payable amounts related to unsettled securities transactions are recorded on a net basis in the receivable from clearing broker in the accompanying statement of financial condition. Receivable from clearing broker consists of the following:

Clearing deposit	$	250,000
Free credit balances, net		7,516,723
Trade date receivable		150,000
Total receivable from clearing broker	$	7,916,723

(Continued)

(5) Related-Party Transactions

The Company has entered into a service agreement with its Parent under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services based upon either specific identification or the parties' estimate of relative use of the costs incurred. At December 31, 2010, the Company had $1,258,476 payable to the Parent related to these services, which is included in due to Parent in the accompanying statement of financial condition.

(6) Commitments and Contingencies

Leases

The Company, through its Parent, leases office space in New York City, Los Angeles and Chicago under operating lease agreements that expire at various times through 2012. The following table presents the Parent's required future minimum rental payments for the office space under noncancelable operating leases that expire in 2011, a significant portion of which will be allocated to the Company on a pro-rata basis as defined in the service agreement:

Year ending:		
2011	$	206,258
2012		23,470
Total minimum payments required	$	229,728
Less sublease rentals under noncancelable subleases		—
Net minimum payment required	$	229,728

Commitments

In connection with underwriting activities, the Company may enter into firm commitments for the purchase of securities in return for a fee. These commitments may require the Company to purchase securities at a specified price. Securities underwriting exposes the Company to market and credit risk primarily in the event that, for any reason, securities purchased by the Company cannot be distributed at anticipated price levels. At December 31, 2010, the Company had no open underwriting commitments.

Contingencies

The Company, together with various other brokers and dealers, corporations, and individuals, has been named as a defendant in various legal actions and other litigation arising in connection with the conduct of its business activities that allege violations of federal and state securities laws and claim substantial damages.

(Continued)

In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

(7) Financial Instruments with Off-Balance Sheet Risk, Credit Risk or Market Risk

The Company clears securities transactions on behalf of customers through its clearing broker. Substantially all of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, mutual funds, hedge funds and other financial institutions. In connection with these activities, unsettled customer trades may expose the Company to off-balance sheet credit risk in the event its customers are unable to fulfill their contractual obligations.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing broker. The clearing broker is also a significant source of short-term financing for the Company, which is collateralized by cash and securities owned by the Company and held by the clearing broker. The Company's financial instruments may be pledged by the clearing broker.

In connection with its proprietary activities, the Company has sold securities that it does not own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the statement of financial condition at fair value for the related securities and will record a trading loss if the market value of the securities increases subsequent to the date of the statement of financial condition.

(8) Income Taxes

The Company is subject to UBT and has provided for income taxes based on a statutory rate of 4.00%. At December 31, 2010, the Company recorded a deferred tax asset of $209,486 related to its cumulative net operating losses, which can be carried forward for UBT tax purposes. At December 31, 2010, management has provided for a full valuation allowance for the deferred tax asset.

(9) Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to Rule 15c3-1 under the Securities Exchange Act of 1934 (Net Capital Rule) which requires the maintenance of minimum net capital as defined. The Company has elected to use the alternative method, permitted by the Net Capital Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2010, the Company had net capital of $8,419,776 which was $8,169,776 in excess of its required net capital of $250,000.

(Continued)

(10) Subsequent Events

The Company has evaluated subsequent events for the period from December 31, 2010 through February 28, 2011, the date which the accompanying statement of financial condition was issued.

In January of 2011, the Company began effecting reverse repurchase and repurchase agreements as principal. The Company clears and settles these transactions with NewEdge USA, LLC.

On January 28, 2011 the Parent entered into a sublease agreement for approximately 21,435 square feet of office space in New York City. The lease commenced on February 18, 2011 and expires on July 31, 2015.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Managers
The PrinceRidge Group LLC:

In planning and performing our audit of the financial statements of The PrinceRidge Group LLC (the Company), a wholly-owned subsidiary of PrinceRidge Holdings LP, as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2011